Exhibit 99.1

GDEV Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the six months ended June 30, 2023 and June 30, 2022

GDEV Inc.

Contents

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT JUNE 30, 2023 AND DECEMBER 31, 2022	3
UNAUDITED INTERIM CONDENSED CONCONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022	4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022	5
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022	6
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	7

GDEV Inc.

Interim Condensed Consolidated Statement of Financial Position

As at June 30, 2023 (unaudited) and December 31, 2022

(in thousands of US$)

	Note	June 30, 2023	December 31, 2022
ASSETS
Non-current assets
Property and equipment	14	863	786
Right-of-use assets	18	1,489	1,462
Intangible assets	15	10,763	12,977
Goodwill	3,15	1,836	1,836
Investments in equity accounted associates	16	—	—
Long-term deferred platform commission fees	26	83,197	94,682
Deferred tax asset	13	59	108
Other non-current investments	23	18,533	17,903
Other non-current assets	13	107	107
Loans receivable - non-current	17	—	3,317
Total non-current assets		116,847	133,178
Current assets
Indemnification asset	13,16,21	2,512	2,512
Trade and other receivables	19	41,125	45,372
Loans receivable	17	478	517
Other investments	23	69,308	50,365
Prepaid tax	13	3,305	3,326
Cash	24	68,581	86,774
Total current assets		185,309	188,866
Total assets		302,156	322,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity
Share capital	25	—	—
Additional paid-in capital		24,000	23,685
Share-based payments reserve		144,608	144,240
Translation reserve		4,474	3,493
Accumulated deficit		(308,851)	(320,194)
Equity attributable to equity holders of the Company		(135,769)	(148,776)
Non-controlling interest		—	—
Total equity		(135,769)	(148,776)
Non-current liabilities
Lease liabilities - non-current	18	110	444
Long-term deferred revenue	26	100,549	96,887
Share warrant obligations	22	2,430	13,035
Put option liabilities - non-current	3,16	6,685	27,475
Other non-current liabilities	16	70	577
Total non-current liabilities		109,844	138,418
Current liabilities
Lease liabilities - current	18	771	743
Trade and other payables	20	28,253	30,521
Provisions for non-income tax risks	3,21	1,336	1,336
Put option liabilities - current	3,16	21,560	—
Tax liability	3,13	4,637	4,250
Deferred revenue	26	271,524	295,552
Total current liabilities		328,081	332,402
Total liabilities		437,925	470,820
Total liabilities and shareholders’ equity		302,156	322,044

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended June 30, 2023 and 2022

(in thousands of US$)

		Six months ended	Six months ended
	Note	June 30, 2023	June 30, 2022
Revenue	7	234,139	252,780
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions		(56,428)	(68,839)
Game operation cost	9	(26,785)	(20,540)
Other operating income		1,539	376
Selling and marketing expenses	10	(129,135)	(91,289)
General and administrative expenses	11	(14,796)	(14,808)
Impairment loss on trade receivables and loans receivable	9,10	(4,296)	(3,919)

Total costs and expenses, excluding depreciation and amortization		(229,901)	(199,019)
Depreciation and amortization	14,15,18	(2,903)	(3,617)
Profit from operations		1,335	50,144
Finance income	12	3,042	335
Finance expenses		(1,992)	(1,279)
Change in fair value of share warrant obligation and other financial instruments	22,29	10,547	7,268
Share of loss of equity-accounted associates	16	(515)	(1,640)
Profit before income tax		12,417	54,828
Income tax expense	13	(1,074)	(2,090)
Profit for the period, net of tax		11,343	52,738
Attributable to equity holders of the Company		11,343	53,063
Attributable to non-controlling interest		—	(325)
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss		1,007	3,177
Foreign currency translation difference		981	3,177
Other		26	—
Total comprehensive income for the period, net of tax		12,350	55,915
Attributable to equity holders of the Company		12,350	56,240
Attributable to non-controlling interest		—	(325)

Earnings per share:
Basic and diluted earnings per share, US$	6	0.06	0.27

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended June 30, 2023 and 2022

(in thousands of US$ except number of shares)

								Equity
		Number		Additional	Share-based			attributable to	Non-
		of shares	Share	paid-in	payments	Translation	Accumulated	equity holders of	controlling
	Note	outstanding	capital	capital	reserve	reserve	deficit	the Company	interest	Total
Balance at January 1, 2022		196,523,101	—	25,880	140,489	36	(327,497)	(161,092)	44	(161,048)
Profit for the period		—	—	—	—	—	53,063	53,063	(325)	52,738
Other comprehensive income	25	—	—	—	—	3,177	—	3,177	—	3,177
Total comprehensive income for the period		—	—	—	—	3,177	53,063	56,240	(325)	55,915
Issue of ordinary shares related to business combination	15	—	—	(2,094)	—	—	—	(2,094)	—	(2,094)
Share-based payments	30	—	—	—	2,029	—	—	2,029	—	2,029
Total transactions with shareholders		—	—	(2,094)	2,029	—	—	(65)	—	(65)
Balance at June 30, 2022		196,523,101	—	23,786	142,518	3,213	(274,434)	(104,917)	(281)	(105,198)

								Equity
		Number		Additional	Share-based			attributable to	Non-
		of shares	Share	paid-in	payments	Translation	Accumulated	equity holders of	controlling
	Note	outstanding	capital	capital	reserve	reserve	deficit	the Company	interest	Total
Balance at January 1, 2023		197,092,402	—	23,685	144,240	3,493	(320,194)	(148,776)	—	(148,776)
Profit for the period		—	—	—	—	—	11,343	11,343	—	11,343
Other comprehensive income	25	—	—	26	—	981	—	1,007	—	1,007
Total comprehensive loss for the period		—	—	26	—	981	11,343	12,350	—	12,350
Share-based payments and exercise of options	30	222,198	—	289	368	—	—	657	—	657
Total transactions with shareholders		222,198	—	289	368	—	—	657	—	657
Balance at June 30, 2023		197,314,600	—	24,000	144,608	4,474	(308,851)	(135,769)	—	(135,769)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GDEV Inc.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the six months ended June 30, 2023 and 2022

(in thousands of US$)

		Six months ended	Six months ended
	Note	June 30, 2023	June 30, 2022
Operating activities
Profit for the period, net of tax		11,343	52,738
Adjustments for:
Depreciation and amortization	14,15,18	2,903	3,617
Share-based payments expense	30	1,044	2,029
Income from share option forfeiture	3,16	(159)	—
Share of loss of equity-accounted associates	16	515	1,640
Expected credit losses	17,19,29	4,296	3,919
Property and equipment write-off		—	313
Impairment of intangible assets		—	241
Change in fair value of share warrant obligations and other financial instruments	22,29	(10,547)	(7,268)
Change in fair value of other investments		(564)	—
Unwinding of discount on the put option liability	12	204	101
Receivables write-off	19	50	—
Interest income	12	(2,009)	(335)
Interest expense	12	22	77
Dividend income		(469)	—
Foreign exchange loss/(gain)	12	1,595	779
Income tax expense	13	1,074	2,092
		9,298	59,943
Changes in working capital:
Decrease in deferred platform commissions	26	11,485	11,093
Decrease in deferred revenue	26	(20,366)	(13,374)
Increase/(decrease) in trade and other receivables	19	2,393	(2,128)
Decrease in trade and other payables	20	(2,631)	(15,768)
		(9,119)	(20,177)
Income tax paid		(265)	(202)
Net cash flows (used in)/generated from operating activities		(86)	39,564

Investing activities
Acquisition of intangible assets	15	(20)	(107)
Acquisition of property and equipment	14	(211)	(516)
Acquisition of right of use		(169)	—
Acquisition of subsidiary net of cash acquired	3	—	(50,022)
Investments in equity accounted associates	16	(515)	(15,000)

Loans granted	17	(447)	(17,786)
Proceeds from repayment of loans	17	470	125
Acquisition of other investments	23	(53,640)	—
Proceeds from redemption of investments		35,546	—
Interest received		169	—
Dividends received		469	—

Net cash flows used in investing activities		(18,348)	(83,306)

Financing activities
Payments of lease liabilities	18	(765)	(1,438)
Proceeds from borrowings		—	165
Interest on lease	18	(22)	(77)
Net cash flows used in financing activities		(787)	(1,350)
Net (decrease)/increase in cash for the period		(19,221)	(45,092)
Cash at the beginning of the period		86,774	142,802
Effect of changes in exchange rates on cash held		1,028	1,367
Cash at the end of the period		68,581	99,077

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

1.Reporting entity

GDEV Inc. (formerly, Nexters Inc.) (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating a merger with Kismet Acquisition One Corp (“Kismet” a Special Purpose Acquisition Company (“SPAC”)).

The mailing and registered address of GDEV Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

GDEV Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus. Nexters Global Ltd generates the majority of the Company’s revenues.

These interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at and for the six months ended June 30, 2023 and 2022.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 28.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively.

The Group has no ultimate controlling party.

2.Basis of presentation

2.1.Statement of compliance

The accompanying interim condensed financial information that refer to the period ended on June 30, 2023, have been prepared in accordance with the International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 28, 2023.

2.2.Basis of presentation

These interim condensed consolidated financial statements have been prepared based on historical cost basis unless disclosed otherwise and are presented in United States Dollars ($) which is also the functional currency of GDEV Inc. and Nexters Global Ltd. All amounts are presented in thousands, rounded to the nearest thousand unless indicated otherwise.

2.3.Basis of consolidation

The Group controls the entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
●	Exposure, or rights, to variable returns from its involvement with the investee, and
●	The ability to use its power over the investee to affect its returns.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

When the Group has less than a majority of the voting or similar rights of an investee, where control is exercised through voting rights, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement with the other vote holders of the investee,
●	Rights arising from other contractual arrangements,
●	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an investee begins when the Group obtains control over the investee and ceases when the Group loses control over the investee. Assets, liabilities, income and expenses of an investee acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the investee. The financial statements of the investees are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

3.Summary of significant accounting policies

The accounting policies have been applied consistently throughout the periods presented in these interim condensed consolidated financial statements.

The principal accounting policies used to prepare these interim condesed consolidated financial statements are set out below.

3.1.Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

The cost of an acquisition is measured as the total of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed and included in general and administrative expenses.

The Group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

If control is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

A contingent liability of the acquiree is recognized in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Only components of non-controlling interest constituting a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are measured at their acquisition date fair value.

The Group accounts for a change in the ownership interest of a subsidiary (without loss of control) as a transaction with owners in their capacity as owners. Therefore, such transactions do not give rise to goodwill, nor do they give rise to a gain or loss and are accounted for as an equity transaction.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested annually for impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination and/or from the future cash flows provided by the acquired businesses, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. If the Group reorganizes its reporting structure in a way that changes the composition of one or more cash-generating units to which goodwill has been allocated, the goodwill is reallocated to the units affected. The reallocation is performed using a relative value approach similar to that used in connection with the disposal of an operation within a cash-generating unit, unless some other method better reflects the goodwill associated with the reorganized units.

3.2.Foreign currency translation

The interim condensed consolidated financial statements are presented in US dollars (US$), which is the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on retranslation of non-monetary items is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the foreign operations is generally US Dollar or the respective local currency – Euro (€), Russian rouble (RUB), Armenian dram (AMD) or Kazakhstani tenge (KZT). As at the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the US$) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the relevant periods or exchange rates prevailing on the dates of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

4.Accounting judgments, estimates and assumptions

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. Actual results may differ from these estimates.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2022 except for as described below.

Change in estimates

Warrants’ valuation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

The Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments, based on the fact the fixed-for-fixed criteria is not met. This is due to the fact that investors can exercise their warrants on a cashless basis according to make-whole table, where warrants are exchanged into a fractional number of shares depending on the stock price at time of redemption and remaining time to warrant expiration. The warrants are initially recorded at fair value and then remeasured at each reporting date until exercised or expired, with any change in fair value to be recognized in profit or loss within the line Change in fair value of share warrant obligation and other financial instruments.

Management used traded market price from NASDAQ for the purpose of estimating fair value of Private and Public Warrants as at June 30, 2023 as the trading was resumed on the 16th of March while as at December 31,2022 management used the Monte Carlo simulations to determine the value of the Private and Public warrants (see Note 22 for details).

The effect of the change in the measurement of the warrants’ fair value as at June 30, 2023 is 10,839 being a decrease in the fair value, as compared with the value that would have been determined by the valuation method used as at December 31, 2022 where the Company used Monte-Carlo simulation with the following input parameters:

●	Implied multiples were calculated using the last quoted share price before the trading halt was introduced to estimate a discount/(premium) to median multiples of peer group (30% for EV/Bookings and 2% for EV/EBITDA);
●	Median EV/Bookings and EV/EBITDA multiples of peer group were calculated as at the reporting date;
●	Discounts/(premiums) from the multiples calculated in the first step were applied to estimate our multiples as at the reporting date.

Based on the above multiples and actual number of bookings and EBITDA during the year we estimated our enterprise value and, based on the number of outstanding shares as at  December 21, 2022, the starting price of our shares, which was the input parameter of the Monte Carlo model, which  is different from the approach used as at June 30, 2023, where quoted market price was used as the fair value of one warrant.

Measurement of the financial instruments issued as part of the investments in associates

Significant judgment is required in measurement of the fair value of the financial instruments related to the investments in equity-accounted associates during the current reporting period, which included contingent consideration (sellers and founders earn-outs), call and put options of GDEV Inc. and respective shareholders as per shareholders’ and share purchase agreements and conversion option for the loan issued to Castcrown Ltd.

Fair value of the mentioned financial instruments considers the likelihood of achievement by the associates of performance targets such as those in respect of Net bookings and EBITDA over certain agreed periods of time. In order to estimate achievement of such performance targets management utilized Monte-Carlo simulations over the agreed periods and projected various outcomes for each

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

performance target based on the underlying management assumptions of the investees’ future business growth. Management determined the fair values of the financial instruments based on outputs provided by those Monte-Carlo simulations.

In order to determine the fair value of the financial instruments (see Note 16 for details) as at June 30, 2023 management applied the following assumptions:

●	Target pay back of 365 days on marketing investments in customer acquisition (i.e. the period over which we expect to recover marketing expenses made) applied to the projected periods. This assumption is based on the historical effectiveness of marketing expenses for Hero Wars game and the adjustment applied by management related to uncertainty of the games being new.
●	Discount rate based on risk-free rate of 4.49%.
●	Valuation of investees based on forward multiples of Enterprise Value to Net bookings of 1.47 and Enterprise Value to Investor's consolidated management EBITDA of 7.91 based on publicly traded peers from gaming industry, while as at December 31, 2022 the valuation was performed based on historical multiples.
●	Assumption of Standard deviation (Sigma parameter of GBM distribution) of marketing expenditure incurred in order to generate bookings over the projected period of time with bookings benchmarked against historic performance of the same genre games in the gaming industry and implying certain Failure rate for such games.

Due to the fact that stochastic generated marketing costs are mainly dependent from sigma parameter of GBM distribution, sigma was used in sensitivity tests to determine change in fair value of financial instruments with the change of marketing costs.

The effect of the change in the measurement approach on the estimated fair values of the financial instruments of MX Capital Ltd as at June 30, 2023 is 120 being an increase in the fair value of put option, no effect on the fair values of other financial instruments.

The analysis of sensitivity to the key parameters of financial model in MX Capital Ltd as at June 30, 2023:

●	While other parameters remain constant, an increase of target pay back on marketing investments by 30 days would decrease the fair value of sellers earn-outs by 7 and increase the fair value of put option by 45, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, a decrease of target pay back on marketing investments by 30 days would increase the fair value of sellers earn-outs by 32 and decrease the fair value of put option by 98, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, an increase of risk-free rate by 0.1 percentage would decrease the fair value of put option by 61, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, a decrease of risk-free rate by 0.1 percentage points would increase the fair value of put option by 61, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, an increase of multiples by 10% would decrease the fair value of put option by 358, the fair value of call option would remain unchanged.
●	While other parameters remain constant, a decrease of multiples by 10% would increase the fair value of put option by 159, the fair value of call option would remain unchanged.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

●	While other parameters remain constant, an increase of sigma by 10% would increase the fair value of sellers earn-outs by 12 and decrease the fair value of put option by 36, the fair value of other financial instruments would remain unchanged.
●	While other parameters remain constant, a decrease of sigma by 10% would decrease the fair value of sellers earn-outs by 59 and increase the fair value of put option by 178, the fair value of other financial instruments would remain unchanged.

The analysis of sensitivity to the key parameters of financial model of Castcrown Ltd shows that there is no reasonably possible change in the key parameters that would materially change the fair value of the relevant financial instruments.

5.Segment reporting

A.Basis for segmentation

The Group operates through four operating segments, which are Nexters Global Ltd, MX Capital Ltd, Lightmap Ltd, and Castcrown Ltd, while the last two of them are not considered to be reportable segments based on the criteria (quantitative thresholds) of IFRS 8. The financial information reviewed by our Chief Operating Decision Maker, which is our Board of Directors, is included within the operating segments mentioned above for purposes of allocating resources and evaluating financial performance.

The following summary describes the operations of the reportable segment:

Reportable segments	Operations
Nexters Global Ltd	Game development and publishing
MX Capital Ltd	Game development and publishing

B.Information about reportable segments

Information related to the reportable segment is set out below. Segment management EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry.

The Company defines Management EBITDA as the net income/loss as presented in the Group's consolidated financial statements in accordance with IFRS, adjusted to exclude (i) loss for the period from our Russian subsidiaries that have been sold, (iii) income tax expense, (iv) net finance income/expense, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payment expense and (ix) certain non-cash or other special items that are not considered indicative of our ongoing operating performance (see the reconciliation below).

Six months ended June 30, 2023	Nexters Global Ltd	MX Capital Ltd	All other segments	Total
Segment revenue	225,463	—	8,676	234,139
Segment management EBITDA	12,381	—	(15,311)	(2,930)

Six months ended June 30, 2022	Nexters Global Ltd	MX Capital Ltd	All other segments	Total
Segment revenue	249,313	—	3,467	252,780
Segment management EBITDA	65,848	(3,137)	(9,958)	52,753

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.Reconciliation of information on reportable segment to the amounts reported in the financial statements

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Profit/(loss) before income tax
Management EBITDA for reportable segments	12,381	62,711
Management EBITDA for other segments	(15,311)	(9,958)
Net effect from recognition of deferred net revenues	8,881	2,281
Depreciation and amortization	(2,903)	(3,617)
Finance income	3,042	335
Finance expenses	(1,992)	(1,279)
Share-based payments expense	1,044	2,029
Impairment loss on trade receivables and loans receivable	(4,296)	(3,919)
Change in fair value of share warrant obligation and other financial instruments	10,547	7,268
Impairment loss on Intangible assets	—	241
Share of loss of equity-accounted associates	(515)	(1,640)
Other operating income	1,539	376
Consolidatied profit/(loss) before income tax	12,417	54,828

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by-country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

Non-current assets excluding financial instruments and deferred taxes by geography are presented below as at June 30, 2023:

	Cyprus	Armenia	Kazakhstan	Spain	Total
Property and equipment	705	94	63	1	863
Right-of-use assets	1,126	363	—	—	1,489
Intangible assets	10,732	25	6	—	10,763
Goodwill	1,836	—	—	—	1,836
Long-term deferred platform commission fees	83,197	—	—	—	83,197
	97,596	482	69	1	98,148

As at December 31, 2022:

	Cyprus	Armenia	Kazakhstan	Spain	Total
Property and equipment	672	67	46	1	786
Right-of-use assets	1,298	164	—	—	1,462
Intangible assets	12,959	17	1	—	12,977
Goodwill	1,836	—	—	—	1,836
Long-term deferred platform commission fees	94,682	—	—	—	94,682
Loans receivable - non-current	3,317	—	—	—	3,317
	114,764	248	47	1	115,060

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

6.Earnings per share

Basic earnings per share amounts are calculated by dividing profit for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net profit for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the earnings and number of shares used in basic and diluted earnings per share computations for the six months ended June 30, 2023 and 2022:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Profit for the year net of tax attributable to ordinary equity holders of the parent for basic earnings	11,343	53,063

Weighted average number of ordinary shares for basic and diluted earnings per share	197,314,600	197,971,371

Earnings per share:
Earnings attributable to ordinary equity holders of the parent, US$	0.06	0.27

The Company does not consider the effect of the warrants sold in the Initial Public Offering and private placement and the options granted under Employee Stock Option plan in the calculation of diluted earnings per share, since they do not have a dilutive effect as at the reporting date they are out of the money, except an insignificant portion of vested options with strike price of 0. Deferred exchange shares are not considered by the Company in calculation of the basic and diluted earnings per share, as the instrument is neither vested at the reporting date nor would have been vested if the reporting date was the end of the contingent period, due to the fact that the vesting conditions in relation to the entire number of 20,000,000 deferred exchange shares were not met at the reporting date.

The weighted average number of ordinary shares (both basic and diluted) includes 569,301 shares issued as consideration for the acquisition of Lightmap and 864,269 shares that may be issued in the future as a deferred consideration for the acquisition of Lightmap Ltd as discussed in the Note 15.

7.Revenue

The following table summarizes revenue from contracts with customers for the six months ended June 30, 2023 and 2022:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
In-game purchases	218,339	241,958
Advertising	15,800	10,822
Total	234,139	252,780

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table sets forth revenue disaggregated based on geographical location of our payers:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
US	84,436	81,385
Europe	55,729	53,485
Asia	57,421	68,367
Other	36,553	49,543
Total	234,139	252,780

92% of the Group’s total revenues for the six months ended June 30, 2023 was generated by Hero Wars game title (99% - for the six months ended June 30, 2022).

The amount of revenue recognized at a point in time was 42,790 for the six months ended June 30, 2023 and 49,370 for the six months ended June 30, 2022. The amount of related platform commissions expenses recognized was 7,445 for the six months ended June 30, 2023 and 8,647 for the six months ended June 30, 2022. During the six months ended June 30, 2023 and 2022 no individual end customer accounted for more than 10% of our revenues.

8.Acquisition and disposal of subsidiaries in Russia

On February 3, 2021, Nexters Global Ltd acquired 100% of the voting shares in Nexters Online LLC and Nexters Studio LLC, two Russian game development studios, for the total consideration of 1,247 (RUB 93 million). The consideration was fully paid in cash. The Company's management considers the acquisition of the product development team as a primary business purpose of the transactions. The acquisitions have been accounted for using the acquisition method.

On December 9, 2021, Nexters Global Ltd acquired 70% of the voting shares in Game Positive LLC, a company registered in accordance with the laws of the Russian Federation, for the total consideration of 1. The consideration was fully paid in cash. The Company's management considers the acquisition of the product development team as a primary business purpose of the deal. The acquisition has been accounted for using the acquisition method.

Goodwill recognized in the amount of 1,501 (1,473 goodwill as at the dates of acquisitions and 28 of translation reserve as at December 31, 2021) is attributable primarily to the expected synergies and was assigned to the CGU Nexters Global, which was the only CGU at the time of the acquisition. The acquisition of Game Positive LLC resulted in a gain on bargain purchase as the fair value of assets acquired and liabilities assumed exceeded the total of fair value of consideration paid and the proportionate value of non-controlling interest by 79. The Group recognized the amount as a gain which was reflected in Other income within Net finance income. None of the goodwill is deductible for the income tax purposes. The Company did not recognize separately from the acquisitions any acquisition related costs.

Property and equipment of Nexters Studio LLC, Nexters Online LLC and Game Positive LLC (“Russian companies”) consist of office equipment purchased within 2020, therefore its fair value approximates to its carrying amount.

At the date of the acquisition, the fair value of the trade and other receivables of Russian companies approximates to its carrying amount due to the fact they are represented by short-term accounts receivable.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

The companies’ trade and other payables amount mainly represent gross contractual amounts of the trade payables.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Nexters Global Ltd and Russian companies were parties to a pre-existing relationship, which should be accounted for separately from the business combination. No additional adjustment was made for the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with terms of current market transactions for the same or similar items, as the transactions comprising pre-existing relationship were executed on the market terms.

On July 12, 2022, the Company’s Board of Directors resolved to sell all its Russian subsidiaries to local management as part of the Group’s strategy to eliminate to a maximum extent possible the risks related to the Russian Federation.

Therefore the Group sold 100% shares in the charter capitals of the wholly owned subsidiaries Nexters Studio LLC, Nexters Online LLC and Lightmap LLC (see Note 15) and 70% shares in the charter capital of Game Positive LLC for the amounts not less than 200 thousand Russian rubles, 100 thousand Russian rubles, 100 thousand Russian rubles and 100 thousand Russian rubles, respectively.

The sale of Nexters Studio LLC, Nexters Online LLC and Game Positive LLC was completed on August 18, 2022 and the sale of Lightmap LLC on August 31, 2022 with the respective loss of 4,969.

No goodwill resulted from the acquisitions of the Russian subsidiaries was written-off a result of the sale as the Company expects to continue to benefit from the acquisition synergies, being the ability to use their workforce which was substantially relocated to the Group’s other companies.

9.Game operation cost

Game operation cost consists of employee benefits expenses and technical support services. The following table summarizes game operation cost for the six months ended June 30, 2023 and 2022.

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Employee benefits expenses	(21,152)	(17,078)
Technical support services	(5,633)	(3,462)
	(26,785)	(20,540)

Technical support services mainly relate to maintenance and upgrades of the Group’s software applications provided by a third party and costs associated with hosting services.

10.Selling and marketing expenses

Selling and marketing expenses consist mainly of expenses to attract new users through advertising. The following table summarizes selling and marketing expenses for the six months ended June 30, 2023 and 2022.

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Advertising costs	(125,289)	(88,289)
Employee benefits expenses	(3,846)	(3,000)
	(129,135)	(91,289)

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

11.General and administrative expenses

The following table summarizes general and administrative expenses for the six months ended June 30, 2023 and 2022:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Employee benefits expenses	(8,776)	(9,375)
Professional fees	(2,789)	(2,159)
Liability insurance cost	(810)	(734)
Other operating expenses	(2,421)	(2,540)
	(14,796)	(14,808)

12.Finance income and finance expenses

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Interest income under the effective interest method on:
- Debt securities - at amortised cost	982	—
- Debt securities - at FVOCI	34	—
- Loans receivable	993	335
Total interest income arising from financial assets	2,009	335
Dividend income:
- Equity securities at FVTPL	469	—
Financial assets at FVTPL - net change in fair value:
- Mandatorily measured at FVTPL - held for trading	564	—
Net foreign exchange gain	—	—
Finance income ‑ other	1,033	—
Interest expense	(22)	(77)
Bank charges	(171)	(322)
Unwinding of discount on the put option liability	(204)	(101)
Net foreign exchange loss	(1,595)	(779)
Finance expenses ‑ other	(1,992)	(1,279)
Net finance income/(expense)	1,050	(944)

13.Taxation

For the six months ended June 30, 2023 and 2022 the Group recognized income tax expense in the amount of 1,074 and 2,090 respectively.

The applicable tax rate used for reconciliation of the effective tax rate, below, is 12.5%, which is the tax rate enacted in Cyprus, the place where our revenue is mainly generated, at the end of the reporting period. The holding company is established in British Virgin Islands and has its effective place of management and tax residency in Cyprus.

(a)Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP) (the ‘Old IP Regime’). The provisions of the Old IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization amounts over a 5-year period), bringing the effective tax rate on eligible IP income down to 2.5%.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

In 2016, the House of Representatives passed amendments to the Income Tax Law (the ‘New IP Regime’) in order to align the current Cyprus IP tax legislation with the provisions of Action 5 of the OECD’s Base Erosion and Profit Shifting (BEPS) project. The amendments apply retroactively, from July 1, 2016, but according to transitional arrangements, companies benefiting from the Old IP Regime could continue to apply its provisions until June 30, 2021, as long as the IP assets either generated income or their development was completed as at June 30, 2016. Therefore, the Group continued to benefit from the Old IP Regime up to June 30, 2021.

Starting from July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit, bringing the effective tax rate on eligible IP income down to 2.5%.

Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amount of income tax recognized at June 30, 2023, nor is it expected to increase the Group’s future current tax charge significantly.

(b)Reconciliation of the effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Profit/(loss) before income tax	12,417	54,828
Tax calculated at the applicable tax rate	(1,552)	(6,689)
Effect of different tax rates in other countries	(755)	(25)
Tax effect of expenses not deductible for tax purposes and non-taxable income	293	(630)
Tax effect of deductions under special tax regimes	1,752	5,620
Tax effect of tax losses brought forward	36	812
Tax effect of not recognised deferred tax asset regarding the loss carryforward	(321)	(760)
Overseas tax in excess of credit claim used during the period	(491)	(418)
Income tax related to prior periods	(36)	—
Income tax expense	(1,074)	(2,090)

(c)Uncertainty over the income tax treatment and unrecognized deferred tax asset

Starting from January 1, 2019 the Group has changed its tax reporting principles, judgments and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by Group’s consumers in 2019 being deferred to 2020 and beyond (see Note 26 for details), as well as software development costs being expensed as incurred. As a consequence, the Company’s major operating subsidiary has booked substantial tax losses in 2019, 2020 and 2021.

Tax losses may be carried forward for five years. As at June 30, 2023 the Group did not recognize a deferred tax asset of 305 resulting from the tax losses reported in 2023, because the tax authorities have not yet audited the Group's tax reconrds after the application of new accounting principles, jugdements and estimates and there is no assurance regarding the applicability of the loss carry forward (as at December 31, 2022: 41). Tax losses for which no deferred tax asset was recognized mainly expire in 2029.

(d)Prepaid tax

Prepaid tax amount is mainly represented by the overpaid corporate income tax by Nexters Global Ltd. The Company plans to offset this amount against the tax liability for the years 2022, 2023 and 2024 if applicable. Prior to the return of the amount the tax authorities

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

have to examine our tax accounts. The examination is still in process as at the date of issue of these interim condensed consolidated financial statements.

14.Property and equipment

During the six months ended June 30, 2023, the Group acquired property and equipment with a cost of 220 (six months ended June 30, 2022: 584). No property and equipment was acquired in the process of acquisition of subsidiaries (six months ended June 30, 2022: 68). The assets with the cost of 11 were disposed of by the Group during the six months ended June 30, 2023 (six months ended June 30, 2022: 0).

15.Intangible assets and goodwill

Intangible assets

During the six months ended June 30, 2023, the Group acquired intangible assets with a cost of 16 (six months ended June 30, 2022: 17,770). No intangible assets were acquired in the process of acquisition of subsidiaries (six months ended June 30, 2022: 17,664). No assets were disposed of by the Group during the six months ended June 30, 2023 and 2022.

Acquisition of intangibles in the first half of 2022 consists of the intangible assets acquired as part of the acquisition of Lightmap Ltd. The intangible assets acquired mainly include the assets related to the Lightmap’s game “Pixel Gun”. The respective intangible assets are amortized over a period of four years. The impairment attributable to intangible assets is accrued based on the CGU valuation as discussed below.

The amount of amortization is mostly attributable to the Game operation cost.

Business combinations and goodwill

A.Acquisition of game development studios

On January 25, 2022, Company’s Board of directors approved the acquisition of interest in three game development studios, aiming at accelerating the Group’s product growth strategy and enlarging its player base.

The Company acquired 100%, 100%, 48.8% and 49.5% of the issued share capital of Gracevale Ltd, Lightmap LLC, MX Capital Ltd, and Castcrown Ltd, respectively.

On January 27, 2022, the Company entered into a share purchase agreement to acquire 100% of the issued share capital of Gracevale Ltd, developer and publisher of PixelGun 3D mobile shooter title, for a total consideration of up to 70,000. The deal included a cash consideration of 55,517, consideration in the form of the Company’s equity of 3,158, and a deferred share consideration of 8,237. In parallel with the acquisition of Gracevale Ltd, the Company also acquired 100% of Lightmap LLC for an amount of 150, which was taking part in the maintenance and support of Pixel Gun 3D. The two transactions were fully executed on January 31, 2022. The deal is accounted for as business combinations based on the provisions of IFRS 3. Gracevale Ltd was renamed to Lightmap Ltd on March 30, 2022.

Based on the Share Purchase Agreement at the date of acquisition the sellers received the option to require GDEV Inc. to acquire back the Company’s shares issued or to be issued to the seller as part of the acquisition for a price of US$10.00 per share. There are two scenarios when the option becomes exercisable:

-	the first scenario is when the shares are ineligible for sale on Nasdaq in one year from the date of allotment of such shares;

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

-	the second scenario represents a general right of the sellers to sell their outstanding consideration shares to GDEV Inc. no later than two years from the acquisition date.

The option is recognized on the acquisition date in the amount of 13,499 in the line Put option liability in this interim condensed consolidated statement of financial position calculated as the present value of the redemption amount of the share consideration discounted using the Company’s incremental borrowing rate of 3%. The unwinding of the discount from the acquisition date until December 31, 2022 amounted to 366, for the six months ended June 30, 2023 – 204.

Acquisitions completed in 2021 are described in Note 8.

B.Consideration transferred

The following table summarises the acquisition-date fair value of each major class of consideration transferred.

Consideration transferred
Cash	55,667
Share consideration	3,158
Deferred share consideration	8,237
Total fair value of consideration	67,062

Lightmap Ltd and Lightmap LLC are treated as one integrated business under common control for the acquisition made as in substance they represent a unique business chain.

Share consideration and deferred share consideration fair value were determined using the number of the shares stated in the share purchase agreement multiplied by the share price of GDEV Inc. as at the date of acquisition, which is US$7.97.

The difference between the fair values of share consideration and put option of the sellers of Lightmap Ltd of 2,094 is reflected in the consolidated statement of changes in equity in the line “Issue of ordinary shares related to business combination”.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

C.Fair value of the assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Lightmap Ltd (Lightmap LLC did not have any material assets or liabilities) as at the date of acquisition were:

Fair value recognized on
acquisition, January 31, 2022,
Lightmap Ltd
Assets
Property and equipment	68
Intangible assets (Note 4)	17,664
Right-of-use assets	230
Indemnification asset	3,159
Trade and other receivables	2,668
Cash and cash equivalents	1,555
Prepaid tax	260
25,604
Liabilities
Lease liabilities	(230)
Trade and other payables	(2,160)
Provisions for non-income tax risks (Note 21)	(1,381)
Tax liability (Note 21)	(1,721)
(5,492)
Total identifiable net assets at fair value	20,112
Goodwill arising on acquisition	46,950
NCI	—
Purchase consideration transferred	67,062

The Group recognized certain tax uncertainties and risks regarding the determination of taxable income, tax positions, and the calculation of tax liabilities resulting from the acquisition of Lightmap Ltd. The Group considered a range of possible outcomes and probability-weighted amounts associated with the tax risks to determine the expected value of the recognized tax risks in the amount of 1,662.

The Group also recognized a liability in respect of Lightmap Ltd of 1,497 in relation to indirect taxes (VAT and withholding/sale taxes), as it considered that there is a present obligation as a result of past events with the probable outflow of resources. The Company recognized the indemnification asset in the amount equal the total liability of the mentioned risks, as such indemnification was provided in the share purchase agreement.

As at December 31, 2022 the amount of the mentioned liability was decreased by 810 with the respective decrease of the indemnification asset accrued mostly due to the disposal of Lightmap LLC. No changes to the liability were made by the end of June 30, 2023.

D.Goodwill

Goodwill recognized in the amount of 46,950 is attributable primarily to the expected future cash flows to be produced by the acquired business and was assigned to the separate CGU Lightmap Ltd. None of the goodwill is expected to be deductible for income tax purposes. The Company recognized separately from the acquisition the cost of the due diligence of 51 as acquisition-related costs that were expensed in the current period within General and administrative expenses.

Lightmap Ltd’s property and equipment consist of office equipment purchased within the last three years, its fair value approximates its carrying amount.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

At the date of the acquisition, the fair value of the trade and other payables of Lightmap Ltd approximates their carrying amount due to the fact they are represented by short-term advances received and VAT payable.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

The Group’s trade and other receivables amount represents gross contractual amounts for the acquired receivables, its fair value approximates its carrying amount as they are predominantly short-term.

Lightmap Group (i.e. Lightmap Ltd and its subsidiaries) as one CGU was tested for impairment as at December 31, 2022 and subsequently as at March 31, 2023 and June 30, 2023.

E.Reconciliation of carrying amount of goodwill

Cost
Balance at January 1, 2022	1,501
Acquisition through business combination	46,950
Goodwill impairment	(46,947)
Translation reserve	332
Balance at December 31, 2022	1,836
Change	—
Balance at June 30, 2023	1,836

The recoverable amount of the CGU of 9,606 as at December 31, 2022 has been determined based on a fair value less cost of disposal using public peer group multiples, which was higher than value in use. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 17.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/EBITDA of 8.03 and 6.86 as forward multiples of 2023 and 2024, respectively, and the cost of disposal was estimated to be insignificant. As a result of this analysis, management has recognized an impairment charge of 47,494 related to the CGU Lightmap Ltd in the year ended December 31,2022, which was allocated to the goodwill attributed to this CGU in the amount of 46,947 and the remaining 547 was allocated to the Intangible asset. The impairment was the result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty, which led to a decrease in bookings in CGU Lightmap Ltd. Goodwill impairment charge is included in the line Goodwill and investment impairment in the consolidated statement of profit or loss and other comprehensive income, the impairment charge related to Intangible asset is included in the line General and administrative expenses in the consolidated statement of profit or loss and other comprehensive income.

The recoverable amount of the CGU as at June 30, 2023 is 16,733 which exceeds the carrying amount, and accordingly no impairment was required.

The impairment process includes assumptions of significant importance, such as а EV/EBITDA multiples, a compound average growth rate of revenues over the forecasted period of 26%, the discount rate as a pre-tax weighted average cost of capital (WACC), the list of peer companies etc.. The assumptions used are based on management's best judgment and were made using Level 2 inputs.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in the EV/EBITDA multiples. Below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase/decrease of the EV/EBITDA multiple by 10% would increase/decrease the recoverable amount of CGU by 1,210 as at June 30, 2023, no impairment arises.

16.Investments in equity accounted associates

MX Capital Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd, a company with headquarters in Limassol, Cyprus, from Everix Investments Ltd, a Company’s shareholder, for consideration of 15,000. MX Capital Ltd stands behind the RJ Games studio, developer of Puzzle Breakers, a new mobile midcore game that is associated with both puzzle and RPG genres. The transaction was fully executed on February 4, 2022.

Further earn-out payments of up to 35,000 may increase the consideration depending on achievement of certain agreed metrics by MX Capital Ltd (the “sellers earn-outs”). The fair value of such contingent consideration at acquisition was estimated at 2,297, based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call options allowing the Company to obtain control over 100% of the issued share capital of MX Capital Ltd in the first half of 2024 (the option shares). The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option at acquisition is 2,623 being an asset and 9,810 being liability arising from it based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected buy-out of remaining shares (see Note 4 for the details). Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company must pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares (the “Founders earn-outs”).The fair value of Founders earn-outs at acquisition is 258 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

The sellers earn-outs (contingent consideration) meet the definition of financial liabilities on the basis that they shall be settled in variable amounts of shares and/or cash depending on the achievement of certain targets by the relevant associates and are recognized within the line Other non-current liabilities in this consolidated statement of financial position.

The MX Capital group’s loss net of tax for the six months ended June 30, 2023 amounted to 13,575, GDEV Inc.’s share of these losses was 6,625, but was not reflected in the interim condensed consolidated statement of profit or loss, as the Group recognizes only the amount of losses until the moment carrying amount of the investment becomes zero.

Castcrown Ltd

On January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control over 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company agreed to pay to the remaining shareholders an option premium of 1,200 (subject to the

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

adjustment associated with the completion accounts, which related to the performance of Castcrown Ltd prior to the transaction). Following the finalization of the completion accounts, the option premium was adjusted to 515 and was paid to the remaining shareholders in February 2023.

The transaction was fully executed on March 30, 2022. The fair value of the call option at acquisition is 1,799 based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model (see Note 4 for the details).

The group’s loss net of tax for the six months ended June 30, 2023 amounted to 785. GDEV Inc.’s share of these losses was reflected in the amount of 515 in the interim condensed consolidated statement of profit or loss.

The carrying amount of investments in our consolidated statement of financial position as at December 31, 2022 being equal to 0 represents the initial values of the investment in MX Capital Ltd and Castcrown Ltd less share of loss of a respective associate and impairment loss (where applicable) as follows:

	MX Capital Ltd	Castcrown Ltd
Investment in associates at acquisition	15,000	2,970
Indemnification asset	(119)	(105)
Legal expenses capitalized	148	—
Contingent consideration - sellers earn-outs	2,297	—
Contingent consideration - founders earn-outs	258	—
Liability arising from symmetric put option	9,810	—
Asset arising from symmetric call option	(2,623)	—
Derivative asset arising from call option	—	(1,799)
Initial cost at acquisition	24,771	1,066
Share of loss of equity-accounted associates	(8,994)	(1,066)
Share of OCI of equity-accounted associates	104	—
Carrying amount of investment at December 31, 2022 before impairment	15,881	—

Investment impairment	(15,881)	—

Carrying amount of investment as at December 31, 2022	—	—

The carrying amount of investments in our interim condensed consolidated statement of financial position as at June 30, 2023 being equal to 0 represents the initial values of the investment in MX Capital Ltd and Castcrown Ltd less share of loss of a respective associate and impairment loss (where applicable) as follows:

	MX Capital Ltd	Castcrown Ltd
Carrying amount of investment as at December 31, 2022	—	—
Additional investment in associate	—	515
Share of loss of equity-accounted associates	—	(515)
Carrying amount of investment at June 30, 2023 before impairment	—	—

Investment impairment	—	—

Carrying amount of investment as at June 30, 2023	—	—

The impairment as at December 31, 2022 occurred as a result of the overall decline in the gaming industry around the world, as well as the ongoing economic uncertainty, which also led to a decrease in bookings in CGU MX Capital Ltd.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The recoverable amount of the CGU was 0 as at December 31, 2022. Both fair value less cost of disposal using public peer group multiples and the value in use indicated a negative value. Value in use was determined through a discounted cash flow method (DCF). For the DCF model the cash flow projections over the three-year period approved by the senior management of the CGU were used and the discount rate of 19.3% being equal to the WACC was applied to the projected cash flows. Fair value less cost of disposal was determined in the following way: for the public peer group analysis, a list of peer companies was compiled, which closely resembled the Group's business model; the most appropriate multiples to estimate the value of the gaming company were identified as EV/Bookings of 1.2 and EV/EBITDA of 8.6 and the cost of disposal was estimated to be insignificant. As a result of this analysis, management recognized an impairment charge of 15,881 related to the CGU MX Capital Ltd in the year ended December 31, 2022. No additional impairment was charged during the six months ended June 30, 2023.

The impairment process includes assumptions of significant importance, such as growth of revenues and free cash flows, the discount rate as a pre-tax weighted average cost of capital (WACC), the exit EV/EBITDA and EV/ Bookings multiple, the list of peer companies, and the discount to the peer multiples. The assumptions used are based on management's best judgment and were made using Level 2 inputs.

No additional impairment was charged during the six months of 2023.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in the multiples stated above (EV/EBITDA and EV/Bookings). Below is the analysis of sensitivity to this parameter:

●	While other parameters remain constant, an increase/decrease of the EV/EBITDA multiple by 10% would not change the recoverable amount based on fair value less cost of disposal as at June 30, 2023.
●	While other parameters remain constant, an increase/decrease of the EV/Bookings multiple by 10% would not change the recoverable amount based on fair value less cost of disposal as at June 30, 2023.

17.Loans receivable

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the associate for a total amount of up to 43,000 plus the amount of debt owed by MX Capital Group to an affiliate of a previous shareholder in the total amount of 1,888. The first tranche of the loan for an amount of 8,000 was paid on February 4, 2022 upon the consummation of the acquisition of interest in MX Capital Ltd. On the same date, an additional 1,888 was granted to MX Capital Ltd, being the total debt owed to the affiliate of the former shareholder.

The second tranche of the loan for an amount of 13,000 was paid on July 6, 2022 based on the fact that certain conditions were satisfied. Tranches of 16,000 and 6,000 shall have been available for drawing until February 1, 2023 and September 1, 2023, respectively, depending on the satisfaction by MX Capital Ltd of certain conditions. As of the date of these interim condensed consolidated financial statements both tranches have not been granted as certain conditions were not met. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted are due on April 1, 2027.

As part of the share purchase agreement with Castcrown Ltd, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. The Company shall acquire additional notes amounting to 8,500 depending on the achievement by Castcrown Ltd of certain performance targets by December 31, 2024. The Company can convert the notes no earlier than December 31, 2024, unless Castcrown Ltd has met the performance targets earlier than that.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The fair value of conversion feature amounted to 0 as at December 31, 2022 and June 30, 2023. According to IFRS 9 the asset related to the convertible notes is accounted for as its nominal value less fair value of its derivative liability component, as the second is equal to 0, the fair value of the loan equals its carrying amount.

The exposure of the Group to credit risk is reported in Note 29 to these interim condensed consolidated financial statements.

Expected credit losses for loans receivable consist of 8,024 of ECL on the loan receivable from Castcrown Ltd and of 24,762 of ECL on the loan receivable from MX Capital Ltd as at June 30, 2023 (7,826 and 20,649 respectively as at December 31, 2022).

The amount of ECL on the loan receivable from Castcrown Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management for the model to determine fair value of financial instruments.

The amount of ECL on the loan receivable from MX Capital Ltd was accrued based on provisions of IFRS 9 on an individual basis as 100% of the total amount as this is the percentage of cases in which the borrower will be in default based on Monte-Carlo simulation used by management for the model to determine fair value of financial instruments. The management also considers the fair value of the shares pledged amounted to 0 in the calculation of ECL.

On June 20, 2023 the Group entered into new loan agreement with Levelapp Limited issuing the loan of 260 to borrower. The loan accrues the interest of 3% which is considered corresponding to the market terms.

18.Leases

	Right-of-use assets	Lease liabilities
Balance at January 1, 2023	1,462	1,187
Additions	582	413
Acquisitions through business combinations	—	—
Loss on modification	—	—
Depreciation	(536)	—
Interest expense	—	22
Payments	—	(787)
Derecognition of right-of-use assets/lease liabilities due to sale	—	—
Effect of foreign exchange rates	(19)	46
Balance at June 30, 2023	1,489	881

Lease liabilities - current		771
Lease liabilities - non-current		110

	Right-of-use assets	Lease liabilities
Balance at January 1, 2022	2,050	1,934
Additions	1,318	1,318
Acquisitions through business combinations	62	62
Loss on modification	—	—
Depreciation	(1,262)	—
Interest expense	—	77
Payments	—	(1,515)
Effect of foreign exchange rates	113	92
Balance at June 30, 2022	2,281	1,968

Lease liabilities - current		1,551
Lease liabilities - non-current		417

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The amounts reflected in the line General and administrative expenses of this interim condensed consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Expense relating to low-value leases	252	28
Interest expense on lease liabilities	22	77
	274	105

On June 1, 2019 Nexters Global Ltd entered into a new lease agreement for the office spaces with a new owner in Larnaca, Cyprus. On June 1, 2021, the lease was renewed for another two years with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. As the market conditions at the lease expiration date cannot be reliably estimated as at the reporting date management decided not to account for the lease renewal option while determining the amount of right-of-use assets and lease liabilities. On June 1, 2023, the lease was renewed for another two year.

On March 24, 2020 Nexters Global Ltd entered into a new lease agreement over the office spaces in Limassol, Cyprus with a new owner. The lease runs for 5 years, with an option of obtaining a discount while paying in lumpsum for the whole year. As the Group already makes such payments and received the discount for the first year, management decided to account for this option while determining the amount of right-of-use assets and lease liabilities.

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group measures the right-of-use asset at the same amount as the lease liability.

On October 4, 2021 GDEV Inc. entered into a new lease agreement over the office spaces in Limassol, Cyprus. The lease runs for 3 years with an early termination option. Management decided not to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is not reasonably certain.

On December 1, 2021, Jule 29, 2022 and October 4, 2022 Nexters Global Ltd entered into new lease agreements for vehicles. As the terms of the contracts were the same and were entered into at the same time with the same counterparty, the contracts are combined as a single contract. The lease runs for 3 years with an early termination option. Management decided to account for this option while determining the amount of right-of-use assets and lease liabilities due to the fact its exercise is reasonably certain.

On January 31, 2022 GDEV Inc. acquired Lightmap Ltd group which had a lease agreement for the office building in Limassol, Cyprus. The agreement is renewed on April 1, 2023 for 2 more years.

On August 9, 2022 Nexters Studio Armenia LLC entered into a new lease agreement over the office spaces and co-working spaces in Yerevan, Armenia, the lease runs for 2 and 1 years consistently.

Other than the office and leases discussed above the Company has no other material leases.

Total cash outflow for leases recognized in the interim condensed consolidated statement of cash flow is presented below:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Сash outflow for leases	765	1,438
Cash outflow for low-value leases	252	28
Total cash outflow for leases	1,017	1,466

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

19.Trade and other receivables

	June 30, 2023	December 31, 2022
Trade receivables	37,001	41,874
Deposits and prepayments	2,038	2,987
VAT refundable	2,068	460
Other receivables	18	51
Total	41,125	45,372

The Group does not hold any collateral over the trade receivables balances, nor is there any related financing component.

The fair values of trade and other receivables approximate to their carrying amounts as presented above as they are mostly of a short-term nature.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 29 to these interim condensed consolidated financial statements.

The amount of ECL in respect of trade and other receivables is 1,414 as at June 30, 2023 and is 1,512 as at December 31, 2022.

20.Trade and other payables

	June 30, 2023	December 31, 2022
Trade payables	14,961	22,295
Accrued salaries, bonuses, vacation pay and related taxes	6,985	2,969
Provision for indirect taxes	2,077	2,067
Accrued professional services	1,319	1,526
VAT payable	1,300	—
Indirect taxes payables	679	1,174
Other payables and advances received	932	490
Total	28,253	30,521

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 29 to the interim condensed consolidated financial statements.

21.Provisions for non-income tax risks

The provisions consist of probable tax risks of Lightmap Ltd of 1,336. The Group recognizes the indemnification asset in the same amount in its interim condensed consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the relevant tax authorities.

22.Share warrant obligation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,249,993 warrants of the Company, 13,499,993 of which are public and 6,750,000 of which are private.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The fair value of Private and Public Warrants as at June 30, 2023 is determined using Level 1 inputs and is measured using the market price, as at December 31, 2022 the fair value was determined using Level 3 inputs within the fair value hierarchy and is measured using Monte-Carlo simulation method.

Key assumptions of the Monte-Carlo model:

	June 30, 2023	December 31, 2022
Risk free rate	n/a	forward USD overnight index swap (OIS) rates (curve 42)
Volatility	n/a	forward implied volatility rates based on volatilities of publicly traded peers
Starting share price1	n/a	4.63
Expected warrant life (years)	n/a	3.7

Key input parameter of the model is starting share price. As the trading of the Company’s shares was halted as at December 31, 2022, the Company used Multiples of the Enterprise value (EV) to Bookings and EV to EBITDA based on valuation of our publicly traded peers to estimate the enterprise value and accordingly the starting share price by dividing enterprise value with the number of shares outstanding as follows:

-	Implied multiples were calculated using the last quoted share price before the trading halt was introduced to estimate a discount/(premium) to median multiples of peer group (30% for EV/Bookings and 2% for EV/EBITDA);
-	Median EV/Bookings and EV/EBITDA multiples of peer group were calculated as at the reporting date;
-	Discounts/(premiums) from the multiples calculated in the first step were applied to estimate our multiples as at the reporting date.
-	Based on the above multiples and our actual number of our earnings and EBITDA during the year we estimated our enterprise value and, based on the number of outstanding shares as at the reporting date, the starting price of our shares.

These methods provided as at December 31, 2022 the range of the starting share price from US$3.58 based on EV/Bookings multiple to US$5.68 based on EV/EBITDA multiple.

An average of prices determined by multiples above was used as a starting share price for the warrants model.

As at June 30, 2023 Warrants’ price was taken from the market as trading hault was already released, for the effect of change in estimate see Note 4.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company has recognized the following warrant obligation:

	Public Warrants	Private Warrants	Total
Balance at January 1, 2022	10,372	11,657	22,029
Fair value adjustment	(598)	(4,166)	(4,764)
Balance at June 30, 2022	9,774	7,491	17,265

	Public Warrants	Private Warrants	Total
Balance at January 1, 2023	7,575	5,460	13,035
Fair value adjustment	(5,955)	(4,650)	(10,605)
Balance at June 30, 2023	1,620	810	2,430

The change in fair value of share warrant obligation is included in the line Change in fair value of share warrant obligation and other financial instruments in the interim condensed consolidated statement of profit or loss and other comprehensive income.

23.Other investments

Other investments consist of the following:

	June 30, 2023	December 31, 2022
Other investments - current
1-3 Month T-Bill ETF (BIL) - at fair value through profit or loss	14,875	14,818
1.5% US treasury notes - at amortised cost	—	35,547
0% US treasury bills - at amortised cost	24,714	—
0.875% US treasury bills - at amortised cost	14,736	—
0.125% US treasury bills - at amortised cost	14,983	—
	69,308	50,365
Other investments - non-current
1.7% federal bonds German Government - at fair value through other comprehensive income	3,092	2,969
iShares 20+ Year Treasury Bond ETF (TLT) - at fair value through profit or loss	15,441	14,934
	18,533	17,903

Debt securities classified as fair value through other comprehensive income, denominated in EUR, have an interest rate of 1.7% and mature in 10 years.

Debt securities classified as amortized cost investments have an interest rate of from 0% to 1.5% and mature in one to three months.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

24.Cash

	June 30, 2023	December 31, 2022
Current accounts	68,566	86,759
Bank deposits	15	15
Cash	68,581	86,774

Currency	June 30, 2023	December 31, 2022
United States Dollars	48,518	68,517
Euro	19,749	17,057
Russian Ruble	92	1,078
Armenian Dram	61	26
Kazakhstani tenge	161	96
Total	68,581	86,774

Impairment on cash has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash have low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at June 30, 2023 and December 31, 2022.

25.Share capital and reserves

Nature and purpose of reserves

Additional paid-in capital

The additional paid-in capital is used to recognize equity contributions from shareholders due to Transaction and Lightmap Ltd put option, see Note 15 for further details.

Share-based payments

The share-based payments reserve is used to recognize the cost of equity-settled share-based payments provided to employees, including key management personnel and one service provider performing similar functions, as part of their remuneration, see Note 30 for further details of these plans.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations into the presentation currency of these interim condensed consolidated financial statement as well as revaluation of goodwill as at the reporting date, see interim condensed consolidated statement of changes in equity.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Share capital

Share capital as at June 30, 2023 and December 31, 2022 consisted from the following:

	2022	2022
	Number of shares	US$

Ordinary shares of $0 each	197,092,402	—
	197,092,402	—

Issued and fully paid
Balance at January 1, 2022	196,523,101	—
Balance at December 31, 2022	197,092,402	—

	2023	2023
	Number of shares	US$

Ordinary shares of $0 each	197,314,600	—
	197,314,600	—

Issued and fully paid
Balance at January 1, 2023	197,092,402	—
Balance at June 30, 2023	197,314,600	—

26.Deferred revenue and deferred platform commission fees

As at June 30, 2023, deferred revenue is expected to be recognized over an estimated average playing period of the paying users.

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time.

The text below summarizes the change in deferred revenue and platform commission fees for six months ended June 30, 2023 and 2022.

The Group recognized during the period of six months ended June 30, 2023 the revenue of 175,549 (six months ended June 30, 2022 – 180,322) and deferred the amount of 155,183 (six months ended June 30, 2022 – 166,948) in both cases related to the in-app purchases recorded for the six months ended June 30, 2023.

The Group recognized during the period of six months ended June 30, 2023 the platform commissions of 48,984 (six months ended June 30, 2022 - 64,080) and deferred the amount of 37,499 (six months ended June 30, 2022 – 52,987) in both cases related to the platform commissions associated with in-app purchases recorded for the six months ended June 30, 2023.

We use statistical estimation model to arrive at the average playing period of the paying users for each platform. As at June 30, 2023 and 2022 player lifespan for Hero Wars averages 29 and 26 months respectively. As at December 31, 2022 player lifespan for Hero Wars averages 28 months.

The estimated player lifespan in our other games as at June 30, 2023 and 2022 averages 11 months and 14 months respectively. The estimated player lifespan in our other games as at December 31, 2022 averages 14 months.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

27.Related party transactions

As at June 30, 2023 the Company’s key shareholders are Andrey Fadeev and Boris Gertsovsky, each owning 20.2%, and Dmitrii Bukhman and Igor Bukhman, each owning 18.9% of the Company’s issued shares.

The transactions and balances with related parties are as follows:

(i)Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Directors’ remuneration	405	560
-short-term employee benefits	405	425
-share-based payments	—	135
Other members of key management’s remuneration	841	1,802
-short-term employee benefits	645	874
-share-based payments	196	928
Total	1,246	2,362

(ii)Other operating income

Other operating income is presented below:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Income from technical support services from Lightmap Ltd to Castcrown Ltd	—	119
	—	119

(iii)Interest income

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Castcrown Ltd	198	62
MX Capital Ltd	795	271
	993	333

(iv)Trade and other receivables

	June 30,	December 31,
	2023	2022
Receivable from Castcrown Ltd to Lightmap Ltd	—	123
Receivable from Castcrown Ltd to Nexters Studio Armenia LLC	—	134
	—	257

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

(v)Loan receivable

	June 30, 2023	December 31, 2022
Loan to Castcrown Ltd - net	—	—
Loan to MX Capital Ltd - net	—	3,317
	—	3,317

The amount of ECL in respect of loans receivable from related parties is 32,786 as at June 30, 2023 and is 28,475 as at December 31, 2022.

In 2022 the Company acquired from Everix Investments Ltd jointly controlled by Dmitrii Bukhman and Igor Bukhman the 48.8% of the issued share capital of MX Capital Ltd – refer to Note 16 for further details.

28.List of subsidiaries

Set out below is a list of subsidiaries of the Group. Ownership interest corresponds to voting rights.

	Ownership Interest	Ownership Interest
	June 30, 2023	December 31, 2022
Name	%	%
Flow Research S.L.	100	100
NHW Ltd	100	100
Nexters Global Ltd	100	100
SGBOOST Limited	100	100
Lightmap Ltd	100	100
Nexters Studio Armenia LLC	100	100
Nexters Studio Kazakhstan Ltd	100	100
Nexters Studio Portugal, Unipersonal LDA	100	—
Nexters Midasian FZ LLC	100	—
Nexters Finance Ltd	100	—
Nexters Lithuania UAB	100	—
Tourish Limited	100	—
	100	—

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company is at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company's principal activities are creative design of online games.

NHW Ltd

On April 5, 2021, Nexters Global Ltd acquired 100% of the voting shares in NHW Ltd, a company registered in accordance with the laws of the Republic of Cyprus, for the total consideration of 24 (€20,000). The consideration was fully paid in cash. The acquisition has been accounted for using the acquisition method. NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company's principal activities are publication and testing of program applications.

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company's principal activities are game development and publishing.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

SGBOOST Limited

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company's principal activity are game development as well as the provision of independent developers with expertise and funds needed to launch their games and build successful international businesses. The company was renamed on May 12, 2022 to SGBOOST Limited.

Lightmap Ltd

The group encompasses five legal entities, four of which – Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd – are incorporated in Cyprus, while the fifth Lightmap LLC is incorporated in Russia, which is liquidated as at the date of these financial statements. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of the games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and is in the process of liquidation. Lightmap Ltd has an investment in another subsidiary entity, Britglow Ltd, which is also liquidated.

Nexters Studio Armenia LLC

Nexters Studio Armenia LLC was incorporated in Yerevan, Armenia on April 8, 2022. The registered office of the company is Arabkir 23, Yerevan. The company's principal activities are game development and support.

Nexters Studio Kazakhstan Ltd

Nexters Studio Kazakhstan Ltd was incorporated in Astana, Republic of Kazakhstan on May 5, 2022. The registered office of the company is Dinmuhamed Konaev Street, 14, Astana. The company's principal activities are game development and support.

Nexters Studio Portugal, Unipersonal LDA

Nexters Studio Portugal, Unipersonal LDA was incorporated in Lisboa, Portugal on February 2, 2023. The registered office of the company is Avenidas Novas 1050 046 Lisboa. As of the date of these financial statements the company has not yet started its active operations.

Nexters Finance Ltd

Nexters Finance Ltd was incorporated in Limassol, Republic of Cyprus on April 7, 2023. The registered office of the Company is at 28 Oktovriou 313, 3105, Limassol, Cyprus. The company's principal activities are financial activities such as provision of intra-group loans.

Nexters Midasian FZ LLC

Nexters Midasian FZ LLC was incorporated in Ras Al Khaimah Economic Zone in UAE on January 24, 2023. As of the date of these financial statements the company has not yet started its active operations.

Nexters Lithuania UAB

Nexters Lithuania UAB was incorporated in Vilnus, Lithuania on June 27, 2023. The registered office of the company is Didžioji, 1, Vilnius. As of the date of these financial statements the company has not yet started its active operations.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Tourish Limited

Tourish Limited was acquired in Nicosia, Cyprus on May 29, 2023. The registered office of the company is Georgiou Griva Digeni, 113, Astromeritis, 2722, Nicosia, Cyprus. As of the date of these financial statements the company has not yet started its active operations.

29.Financial instruments - fair values and risk management

A.Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at June 30, 2023 and December 31, 2022.

The Company’s trade and other receivables, prepaid tax, indemnification asset and related tax liabilities, cash, 1.5% treasury notes recorded at amortized cost and trade and other payables approximate their fair value due their short-term nature. Company’s investments, current and non-current (other than the 1.5% treasury notes) are accounted at fair value (either through profit and loss or through OCI). Loans receivable current and non-current are a reasonable approximation of their fair value as they have been impaired to their expected return.

Financial assets are as follows:

	June 30, 2023	December 31, 2022
Financial assets at amortized cost
Trade receivables	37,001	41,874
Cash	68,581	86,774
Loans receivable	478	3,834
Other investments - current	54,433	35,547
Total	160,493	168,029

	June 30, 2023	December 31, 2022
Financial assets measured at fair value
Other investments - current - fair value through profit or loss	14,875	14,818
Other investments - non-current - fair value through other comprehensive income	3,092	2,969
Other investments - non-current - fair value through profit or loss	15,441	14,934
Total	33,408	32,721

Financial liabilities are as follows:

	June 30, 2023	December 31, 2022
Financial liabilities not measured at fair value
Trade and other payables	28,253	30,521
Total	28,253	30,521

	June 30, 2023	December 31, 2022
Financial liabilities measured at fair value
Put option liability	28,245	27,475
Share warrant obligations	2,430	13,035
Other non-current liabilities	70	577
Total	30,745	41,087

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

B.Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group’s activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises from Trade and other receivables, Loans receivable and Other investments. As at June 30, 2023 and December 31, 2022 the largest debtor of the Group constituted 33% and 41% of the Group’s Trade and other receivables, respectively, and the 3 largest debtors of the Group constituted 70% and 72% of the Group’s Trade and other receivables respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

Credit risk related to Other investments is also insignificant due to the fact that they are represented by government bonds and US treasury notes which are rated AAA based on Fitch’s ratings.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 30, 2023	December 31, 2022
Loans receivables	478	3,834
Trade receivables	37,001	41,874
Cash	68,581	86,774
Other investments - current	69,308	50,365
Other investments - non-current	15,441	17,903

Expected credit loss assessment for corporate customers as at June 30, 2023 and December 31, 2022

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgment.

Loan receivables

Loan receivables are provided to associates and the Company’s employees. The Group considers that both of its loans provided to associates have increased credit risk based on the weak recent performance of associates due to general market conditions. As a result, the specific provisions for ECL were booked in respect of the loans to both associates. The ECL in respect of Loan receivables is 32,785 as at June 30, 2023 and 28,475 as at December 31, 2022. See Note 17 for the description of the methods used to estimate the ECL.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgment as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. The amount of ECL in respect of trade and other receivables is 1,414 as at June 30, 2023 and is 1,512 as at December 31, 2022.

Cash

The cash are held with financial institutions, which are rated CCC- to BBB- based on Fitch’s ratings.

(ii)Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables over the next 90 days.

Excess cash is invested only in highly liquid triple A rated securities (mainly US treasury notes, bonds and ETFs).

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

June 30, 2023	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	881	894	61	722	111
Trade and other payables	28,253	28,253	28,253	—	—
	29,134	29,147	28,314	722	111

June 30, 2023	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Derivative financial liabilities
Share warrant obligation	2,430	—	—	—	2,430
Put option liability	28,245	—	—	21,560	6,685
	30,675	0	0	21,560	9,115

December 31, 2022	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Non‑derivative financial liabilities
Lease liabilities	1,187	1,183	309	437	437
Trade and other payables	30,521	30,521	30,521	—	—
	31,708	31,704	30,830	437	437

December 31, 2022	Carrying amounts	Contractual cash flows	3 months or less	Between 3‑12 months	Between 1‑5 years
Derivative financial liabilities
Share warrant obligation	13,035	—	—	—	13,035
Put option liability	27,475	—	—	—	27,475
	40,510	—	—	—	40,510

(iii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and/or equity prices will affect the Group’s income or the value of its financial instruments. The Company is not exposed to any equity risk.

The objective of the market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the values of and cash flows associated with financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro, the Russian Ruble, Armenian Dram and Kazakhstani Tenge. The Group’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Group’s exposure to foreign currency risk was as follows:

June 30, 2023	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge
Assets
Loans receivable	4,309	—	19	—
Trade and other receivables	10,217	—	—	—
Cash	19,749	92	61	161
	34,275	92	80	161
Liabilities
Lease liabilities	(734)	—	(95)	—
Trade and other payables	(7,099)	—	(2,210)	(207)
	(7,833)	—	(2,305)	(207)
Net exposure	26,442	92	(2,225)	(46)

December 31, 2022	Euro	Russian Ruble	Armenian Dram	Kazakhstani Tenge
Assets
Loans receivable	476	—	39	—
Trade and other receivables	9,411	—	—	—
Cash	17,057	1,078	26	95
	26,944	1,078	65	95
Liabilities
Lease liabilities	(1,053)	—	(134)	—
Trade and other payables	(8,017)	—	(614)	(33)
	(9,070)	—	(748)	(33)
Net exposure	17,874	1,078	(683)	62

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies as at June 30, 2023 and December 31, 2022 would have (decreased)/increased equity and profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular interest rates, remain constant.

	Strengthening of	Weakening of US$
June 30, 2023	US$ by 10%	by 10%
Euro	(2,644)	2,644
Russian Ruble	(9)	9
Armenian Dram	223	(223)
Kazakhstani Tenge	5	(5)
	(2,425)	2,425

	Strengthening of	Weakening of US$
December 31, 2022	US$ by 10%	by 10%
Euro	(1,787)	1,787
Russian Ruble	(108)	108
Armenian Dram	68	(68)
Kazakhstani Tenge	(6)	6
	(1,833)	1,833

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

b.	Interest risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is minimal as it does not have long-term debt obligations with floating interest rates or material fixed-rate debt instruments carried at fair value.

C.Measurement of fair values

The transfer from Level 3 to Level 1 occurred in 2023 for the valuation of Public and Private warrants which were valued using Level 3 inputs (versus Level 1 in 2023) while the Company’s securities were suspended for trading.

The following table shows a reconciliation from the opening balances to the closing balances for financial liabilities based on Level 3 fair values.

	Share warrant	Put option	Other non-current
	obligation (Note 4)	liability (Note 4)	liabilities
Balance at January 1, 2022	22,029	—	—
Purchase	—	14,180	16,194
Net change in fair value	(4,764)	(294)	(7,123)
Balance at June 30, 2022	17,265	13,886	9,071

	Share warrant	Put option	Other non-current
	obligation (Note 4)	liability (Note 4)	liabilities
Balance at January 1, 2023	13,035	27,475	577
Net change in fair value	(10,605)	770	(507)
Balance at June 30, 2023	2,430	28,245	70

The following table shows a reconciliation from the opening balances to the closing balances for financial assets based on Level 3 fair values.

Other non-current assets
Balance at January 1, 2022	107
Purchases	11,067
Net change in fair value	(5,013)
Balance at June 30, 2022	6,161

There were no assets valued based on Level 3 fair values during the six months ended June 30, 2023.

30.Share-based payments

In 2016 the Company adopted a Long-Term Incentive Plan (“LTIP”). Under the LTIP key employees and deemed employees (individuals providing similar personal services) rendered services to the Group in exchange for share options (further referred to as “options”). Within the LTIP several tranches of share options for Nexters Global’s Class A shares and Class B shares were issued as stated below.

In addition to the LTIP, in November 2021 the Company approved its 2021 Employee Stock Option Plan (the “ESOP”). Under the ESOP, key staff employed by the Group and our independent non-executive directors have rendered services in exchange for equity instruments.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The Company granted a number of stock options under the ESOP, including:

●	Newly granted stock options (see section Stock options granted in 2021 further below);
●	Stock options, which represent modification of the outstanding options (see Modified complex options further below).

The common condition for both of these stock option types is that they have service condition. The Group’s management believes that all employees, which received share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods.

Below is the descriptions of the options granted:

Type of options	Grant Date	No. of options outstanding		Vesting period	Vesting conditions
ESOP options	November 2021, depending on the employee	2,180,000	*	2021-2026	Service condition
LTIP - Modified Class B complex vesting options	January 1, 2019	2,060,150	*	2022-2026	Service condition, non-market performance condition
LTIP - Modified complex conditional upon listing	November 18, 2020	20,000	*	2021	Service condition, non-market performance condition
Total share options granted as at June 30, 2022		4,260,150		—	—
*	Options granted refer to GDEV Inc. shares

We classified these share-based payment transactions as equity-settled whereby the Group receives services in exchange for its own equity instruments. We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our interim condensed consolidated statement of profit or loss and other comprehensive income.

The table below summarizes the share-based payments expense for the six months ended June 30, 2023 and 2022:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
Class B complex vesting	256	398
Employee stock option plan	788	1,631
Total recorded expenses	1,044	2,029
therein recognized:
within Game operation cost	30	64
within Selling and marketing expenses	61	129
within General and administrative expenses	953	1,836

In relation to the share-based payment expense for six months ended June 30, 2022 we recognized the increase in Other reserves of 2,029 as it corresponds to the equity settled portion of the share options.

In relation to the share-based payment expense for the six months ended June 30, 2023 we recognized the increase in Other reserves of 1,044 as it corresponds to the equity settled portion of the share options.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The table below summarizes the number of outstanding share options at the beginning of 2022 and end of June 2023:

	Employee	Class B complex	Complex conditional
	stock option	vesting - related to	upon listing – related
	plan	GDEV Inc. shares	to GDEV Inc. shares
Outstanding at the end of 2022 (units)	2,330,000	4,120,300	20,000
Granted during the period (units)	—	—	—
Modification of options (units)	—	—	—
Exercised during the period (units)	(50,000)	(220,731)	—
Forfeited	(100,000)	(1,839,419)	—
Outstanding at the end of June 2023 (units)	2,180,000	2,060,150	20,000

During 2023 1,839,419 Modified Class B complex vesting options (units) and  100,000 options (units) of employee stock option plan were forfeited.

Stock options granted in 2021 (ESOP options)

The ESOP stock options have only the service condition.

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Share market price, US$	From 7.86 to 8.71
Strike (exercise) price, US$	0 or 10 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average grant-date FV of one option, US$	3.57

As at June 30, 2023 two of the Group’s employees exercised first tranche of their ESOP option plan of 50,000 shares. One of Group’s employees left the company, so 100,000 of his options forfeited. The amount of income reflected in this interim condensed consolidated statement of profit or loss is 31.

Modified complex options

Under the LTIP adopted in 2016, the Company granted Class B share options on January 1, 2019 with a service condition and a performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options was ten years. The fair value of granted awards was calculated as fair value of 100% share capital of the Company (Equity Value – “EV”) at the grant date adjusted for the discount for lack of marketability (DLOM) and multiplied by the respective share of ownership of the respective tranche. The EV was estimated based on comparable companies’ EV/OCI multiples. Monte-Carlo Simulation method was used for the probability determination, based on which the judgment about the recognition was made.

For the purposes of the valuation each performance condition threshold was treated as a separate option with a separate valuation of the vesting period.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 1,300 complex options**	7,856.12
*-	applied to the result of fair value estimation.
**-	total FV of 1,300 complex options related to Nexters Global shares that in November of 2021 were modified into 4,414,608 complex options related to the shares in GDEV Inc.

Strike price for the above-mentioned option at the beginning of 2021 was US$0.00

As part of the new ESOP, the Company modified the complex options in November 2021. Under the modified program for a portion of the options the non-market performance condition was eliminated and they include only the service condition. For the remaining options the performance conditions were modified such that only the non-market performance targets were modified. The Company considered the modification to be beneficial to the recipients.

As at December 31, 2022 and June 30, 2023 management reviewed the assessment of future achievement of non-market performance targets and the remaining grant-date fair value was applied to the revised number of share options.

As at June 30, 2023 one of the Group’s employees exercised two tranches of 220,731 of his modified complex options. After the exercise the employee left the company and, therefore, 1,839,419 of the options forfeited. The amount of income reflected in this interim condensed consolidated statement of profit or loss is 128.

31.Commitments and contingencies

Taxation

Although we generally are not responsible for indirect taxes (VAT and withholding sales taxes) generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes were or may be imposed on companies making digital sales to consumers within the European Union. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency).

We believe that these interim condensed consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and/or disclosed in these interim condensed consolidated financial statements. In respect of the above risks, we consider them to be reasonably possible of being materialised, however, the potential financial effects thereof cannot be presently reliably estimated.

GDEV Inc.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US$ unless stated otherwise)

32.Russian Geopolitical and Economic Risks

As a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither we, nor any of our subsidiaries are currently subject to any sanctions that have been imposed. Nevertheless, as result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. For example, Apple and Google, two of the primary platforms that distribute our games, have suspended their respective digital wallet and mobile payment services, Apple Pay and Google Pay, in relation to credit cards issued by Russian financial institutions that are the subject of sanctions. Players who access our games via these platforms in Russia may therefore be disconnected from the primary means to make in-game purchases. Based on our current geographical distribution of Bookings, management believes that the latest geopolitical developments will have certain residual negative effects on GDEV Inc.’s future financial performance, limited to the share of Bookings deriving from the markets of the former Soviet Union (FSU), which stood at 11% of our total Bookings for 2022 and which, as a percentage of our total Bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

Our board of directors determined that it is in the best interests of the Company, our player community and our investors to eliminate – to the maximum extent possible within the Company’s control – our exposure to country risks related to Russia. To this end, in 2022 we disposed of our Russian subsidiaries, relocated or laid-off all employees in Russia, and moved all our former Russian business operations to other countries and discontinued offering of our games through Russian social networks however players from Russia continue accessing our games through other platforms.

We do not expect these measures to have a material impact on the Company, as none of the divested subsidiaries represented a material revenue-generating asset. The divestment has no effect on the Company’s ability to continue to offer its full suite of games through its primary third-party platforms which are not based in Russia: Apple, Facebook, Google, Xsolla and Huawei. We have recorded losses on disposal in respect of our divestment of our (former) Russian based subsidiaries in the amount of 4,969. For further details please refer to Note 8.

Additionally, the Company has incurred additional expenses as a consequence of the Russian military conflict in Ukraine. For example, we have incurred costs related to the relocation of critical personnel from Russia, Ukraine and Belarus to Cyprus, Armenia, Kazakhstan and certain other “safe-harbor” countries. Furthermore, prior to the disposition of our Russian-based subsidiaries, we supplemented the compensation paid to our employees located in Russia with additional amounts designed to safeguard these employees against the devaluation of the Russian Ruble and high inflation of consumer prices in Russia that was seen since March of 2022. As of the date of these financial statements, we have largely completed the relocation program and therefore do not expect any impact of the relocation expenses further in 2023 and beyond, though we expect a certain increase in labor costs per employee resulting from our policy of providing salary increases and various compensations on an ongoing basis to our employees to support them during the relocation process and to assist them with settling in their new locations.

33.Events after the reporting period

On August 25, 2023 the Group authorized the acquisition of unsecured convertible notes of Castcrown Ltd in the amount of 600. The convertible notes bear an interest of 7 per cent p.a. and are due on March 31, 2025. The notes were acquired on August 31, 2023.